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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-A

                         POST-EFFECTIVE AMENDMENT NO. 1

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                          OPTICAL SENSORS INCORPORATED
             (Exact name of registrant as specified in its charter)

                Delaware                               41-1643592
        (State of incorporation)            (I.R.S. Employer Identification No.)

  7615 Golden Triangle Drive, Suite A                  55344-3733
           Minneapolis, MN
(Address of principal executive officers)              (Zip code)

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      Title of each class               Name of each exchange on which
      to be so registered               each class is to be registered

             None.                              Not applicable.

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:
Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of class)

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Item 1.  Description of Registrant's Securities to be Registered.

     On December 3, 1996, the Board of Directors of Optical Sensors Incorporated (the "Company") declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of the Company's Common Stock, par value $.01 per share (the "Common Shares"), payable to stockholders of record at the close of business on January 8, 1997 (the "Record Date"). On April 16, 2002, the Board of Directors of the Company approved a one-for-six reverse stock split of the outstanding common stock of the Company (the "Reverse Stock Split"), and the requisite stockholder vote for the Reverse Stock Split was obtained on August 19, 2002. Upon effectiveness of the Reverse Stock Split, which will occur at 6:00 p.m. (Eastern) on September 13, 2002, six (6) Rights will be associated with each Common Share.

     Each Right entitles the registered holder to purchase from the Company at any time following the Distribution Date (as defined below) one one-thousandth of a share (a "Preferred Share Fraction") of the Company's Series A Junior Preferred Stock, par value $.01 per share (the "Preferred Shares"), or a combination of securities and assets of equivalent value, at a purchase price of $90.00 per Preferred Share Fraction (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of December 3, 1996, between the Company and Norwest Bank Minnesota, N.A., the predecessor of Wells Fargo Bank Minnesota N.A., as Rights Agent.

     The Rights are evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates, and no separate Rights Certificates have been distributed. The Rights are separate from the Common Shares and will be distributed to the holders thereof on the "Distribution Date," which shall be the first to occur of the following: (i) the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, other than as a result of a Permitted Offer, as defined (the "Stock Acquisition Date");
(ii) the close of business on the tenth business day (or such later date as the Board of Directors, acting by a majority of the Continuing Directors, may determine) following the commencement of a tender offer or exchange offer (other than a Permitted Offer, as defined) that would result in a person or group beneficially owning 15% or more of the outstanding Common Shares; or (iii) the close of business on the tenth business day after a determination by at least a majority of the Continuing Directors that a Person is an Adverse Person, and that such Person, alone or together with its affiliates and associates, has become the beneficial owner of a substantial amount of Common Shares (which amount shall in no event be less than 12% of the Common Shares then outstanding) and (a) such beneficial ownership by such Person is intended to cause the Company to repurchase the Common Shares beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances where at least a majority of the Continuing Directors determines that the best long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position).

     A "Permitted Offer" means a tender or exchange offer which is for all outstanding Common Shares at a price and on terms determined, prior to the purchase of shares under such tender or exchange offer, by at least a majority of the members of the Board of Directors who are Continuing Directors, who are not officers of the Company and who are not Acquiring Persons or Affiliates, Associates, nominees or representatives of an Acquiring Person, to be adequate and otherwise in the best interests of the Company and its stockholders (other than the Person or any Affiliate or Associate thereof on whose behalf the offer is being made).

     A "Continuing Director" is (i) any person who is a member of the Board of Directors prior to December 3, 1996, while such person is a member of the Board of Directors, who is not an Acquiring Person or an Adverse Person, or an affiliate or associate of either of the foregoing, or a representative or designee of an Acquiring Person or an Adverse Person or any such affiliate or associate, or (ii) any person who subsequently becomes a member of the Board of Directors who is not an Acquiring Person or an Adverse Person, or an affiliate or associate of either of the foregoing, or a representative or designee of an Acquiring Person, an Adverse Person or any such affiliate or associate, and whose nomination or election to the Board of Directors is recommended or approved by a majority of the Continuing Directors.

     Until the Distribution Date, (i) the Rights will be evidenced by Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after January 8, 1997, will contain a notation incorporating the Rights Agreement by reference, and
(iii) the surrender for transfer of any certificate for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on December 2, 2006, unless earlier redeemed or exchanged by the Company as described below (the earliest of all such dates, the "Expiration Date").

     As soon as practical after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. All Common Shares issued prior to the earlier of the Distribution Date and the Expiration Date will be issued with Rights. Common Shares issued after the Distribution Date upon the exercise of employee stock options, issuances under other employee stock benefit plans or the conversion of convertible securities issued prior to the Distribution Date will be issued with Rights.

     In the event (i) that a person or group, with certain exceptions, becomes the beneficial owner of more than 15% of the then outstanding Common Shares, other than as a result of a Permitted Offer or (ii) at least a majority of the Continuing Directors determines that a person is an Adverse Person, then each holder of a Right will thereafter have the right to receive, upon exercise, that number of Preferred Share Fractions (or in certain circumstances, that number of Common Shares, cash, property or other securities of the Company) having a market value equal to two times the Exercise Price of the Right. The Rights, however, are not exercisable following the occurrence of either of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, following the occurrence of either of the events set forth above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person (or certain related persons and transferees) will be null and void. The events set forth in this paragraph are referred to as "Section 11(a)(ii) Events."

     In the event that, at any time following the Stock Acquisition Date, other than pursuant to a Permitted Offer, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the Common Shares are changed or exchanged or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by one-half of the current market price of such common stock at the date of the occurrence of the event. The events set forth in this paragraph are referred to as "Section 13 Events," and the Section 11(a)(ii) Events and the Section 13 Events are collectively referred to as the "Triggering Events."

     At any time after the occurrence of a Section 11(a)(ii) Event, at the election of a majority of the Continuing Directors, the Company may exchange the Rights (other than Rights which have become void), in whole or in part, at an exchange ratio of one Preferred Share Fraction per Right (subject to adjustment).

     The Purchase Price payable and the number of Preferred Share Fractions issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Preferred Shares,
(ii) if all holders of any security of the Company are granted rights, options or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or
(iii) upon the distribution to holders of Preferred Shares of evidences of indebtedness or assets (excluding quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company will not be required to issue fractional Preferred Shares other than fractions which are integral multiples of Preferred Share Fractions (or, in the event of an appropriate election, Common Shares) and, in lieu of such fractional Preferred Shares (or Common Shares, as the case may be), an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

     In general, at any time prior to the first to occur of (i) ten days following the Stock Acquisition Date, (ii) ten days after a person is determined to be an Adverse Person, or (iii) the Final Expiration Date, the Company, acting by a majority of the Continuing Directors, may redeem the Rights in whole, but not in part, at a price of $.001 per Right (payable in cash, stock or other consideration deemed appropriate by the Board of Directors). Immediately upon redemption of the Rights, the Rights will terminate and the only right of the holders of the Rights will be to receive the $.001 redemption price.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or receive dividends. The creation of the Rights should not be taxable to stockholders. Stockholders may, however, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Preferred Shares (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

     Any of the provisions of the Rights Agreement, including the definition of Acquiring Person or the Purchase Price, may be amended by at least a majority of the Continuing Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by at least a majority of the Continuing Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person), or to shorten or lengthen certain time periods under the Rights Agreement. However, no amendment to adjust the time period governing redemption can be made at such time as the Rights are not redeemable.

     As of the close of business on September 13, 2002, there were 3,190,150 Common Shares outstanding, 4,333,334 shares of Series A preferred stock, par value $.01, and 877,534 Common Shares reserved for issuance under outstanding warrants and various stock-based compensation plans of the Company. Each outstanding Common Share as of 6:00 p.m. (Eastern) on September 13, 2002 will receive six (6) Rights. So long as the Rights Agreement remains in effect and the Rights continue to remain attached to and trade with the Common Shares, the Company will issue six (6) Rights for each Common Share issued between the Record Date and any Distribution Date, so that all outstanding shares will have attached Rights. The Company initially reserved for issuance upon exercise of the Rights 250,000 Preferred Shares.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by at least a majority of the Continuing Directors of the Company because the Continuing Directors may, at their option, either (i) declare the transaction to be a "Permitted Offer," or (b) at any time before the close of business on the tenth business day following the Stock Acquisition Date or the date on which a person is determined to be an Adverse Person, redeem the then outstanding Rights at the redemption price.

Item 2.  Exhibits.

     The following is a list of all exhibits filed as part of this Registration
Statement:

     3(i) Registrant's Certificate of Amendment to its Restated Certificate of
          Incorporation as filed with the Secretary of State of the State of Delaware on September 13, 2002 (filed herewith).

     4.1 Rights Agreement, dated as of December 3, 1996, between Optical Sensors Incorporated and Norwest Bank Minnesota, N.A., the predecessor of Wells Fargo Bank Minnesota N.A., and all exhibits thereto

          (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated December 3, 1996 (File No. 0-27600)).

     4.2 Amendment No. 1 to Rights Agreement, dated as of March 10, 2000, between Optical Sensors Incorporated and Norwest Bank Minnesota, N.A., the predecessor of Wells Fargo Bank Minnesota N.A., and all exhibits thereto (incorporated by reference to Exhibit 10.1 contained in the Registrant's Current Report on Form 8-K dated March 10, 2000 (File No. 0-27600)).

     4.3 Amendment No. 2 to Rights Agreement, dated as of August 8, 2000, between Optical Sensors Incorporated and Wells Fargo Bank Minnesota N.A., the successor of Norwest Bank Minnesota, N.A., and all exhibits thereto (incorporated by reference to Exhibit 10.1 contained in the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 0-27600)).

     4.4 Amendment No. 3 to Rights Agreement, dated as of April 19, 2001, between Optical Sensors Incorporated and Wells Fargo Bank Minnesota N.A., the successor of Norwest Bank Minnesota, N.A., and all exhibits thereto (incorporated by reference to Exhibit 10.8 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (File No. 0-27600)).

     4.5 Amendment No. 4 to Rights Agreement, dated as of September 13, 2002, between Optical Sensors Incorporated and Wells Fargo Bank Minnesota N.A., the successor of Norwest Bank Minnesota, N.A., and all exhibits thereto (filed herewith).

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       OPTICAL SENSORS INCORPORATED

Dated:  September 16, 2002             By: /s/ Paulita M. LaPlante
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                                           Paulita M. LaPlante
                                      Its: President and Chief Executive Officer

                          OPTICAL SENSORS INCORPORATED

              EXHIBIT INDEX TO REGISTRATION STATEMENT ON FORM 8-A/A

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Exhibit                                                                                 Method of Filing
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3(i)              Registrant's Certificate of Amendment to its Restated           Filed herewith.
                  Certificate of Incorporation as filed with the Secretary
                  of State of the State of Delaware on September 13, 2002 ......

4.1               Rights Agreement, dated as of December 3, 1996, between         Incorporated by reference to
                  Optical Sensors Incorporated and Norwest Bank Minnesota,        Exhibit 4.1 of the Current Report
                  N.A., the predecessor of Wells Fargo Bank Minnesota N.A., and   on Form 8-K dated December 3, 1996
                  all exhibits thereto .........................................  (File No. 0-27600).

4.2               Amendment No. 1 to Rights Agreement, dated as of March 10,      Incorporated by reference to
                  2000, between Optical Sensors Incorporated and Norwest Bank     Exhibit 10.1 contained in the
                  Minnesota, N.A., the predecessor of Wells Fargo Bank            Registrant's Current Report on
                  Minnesota, N.A., and all exhibits thereto ....................  Form 8-K dated March 10, 2000
                                                                                  (File No. 0-27600).

4.3               Amendment No. 2 to Rights Agreement, dated as of August 8,      Incorporated by reference to
                  2000, between Optical Sensors Incorporated and Wells Fargo      Exhibit 10.1 contained in the
                  Bank Minnesota N.A., the successor of Norwest Bank Minnesota,   Registrant's Quarterly Report on
                  N.A., and all exhibits thereto ...............................  Form 10-Q for the quarter ended
                                                                                  June 30, 2000 (File No. 0-27600).

4.4               Amendment No. 3 to Rights Agreement, dated as of April 19,      Incorporated by reference to
                  2001, between Optical Sensors Incorporated and Wells Fargo      Exhibit 10.8 to the Registrant's
                  Bank Minnesota N.A., the successor of Norwest Bank Minnesota,   Quarterly Report on Form 10-Q for
                  N.A., and all exhibits thereto ...............................  the quarter ended March 31, 2001
                                                                                  (File No. 0-27600).

4.5               Amendment No. 4 to Rights Agreement, dated as of September      Filed herewith.
                  13, 2002, between Optical Sensors Incorporated and Wells
                  Fargo Bank Minnesota N.A., the successor of Norwest Bank
                  Minnesota, N.A., and all exhibits thereto ....................